Exhibit 99.19

September 26, 2025

VIA SEDAR+

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Northwest Territories Superintendent of Securities

Government of Nunavut – Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re:	Blue Moon Metals Inc. – Prospectus Supplement dated September 26, 2025 to the Short Form Base Shelf Prospects dated September 23, 2025

We refer to the prospectus supplement dated September 26, 2025 ("Prospectus Supplement") to the short form base shelf prospectus dated September 23, 2025 of Blue Moon Metals Inc. (the "Corporation"), which Prospectus Supplement relates to the distribution of common shares of the Corporation.

We hereby consent to the reference to our firm's name on page ii and under the headings "Enforcement of Judgements Against Foreign Persons", "Eligibility for Investment" and "Interests of Experts" of the Prospectus Supplement and to the use of our opinion under the heading "Eligibility for Investment" in the Prospectus Supplement, which opinion is dated as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that are within our knowledge as a result of the services we have performed in connection with such opinion.

Yours truly,

"Bennett Jones LLP"

Bennett Jones LLP